Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The following documents were mailed to participants in certain Johnson Controls, Inc. benefits plans.

IMMEDIATE ATTENTION REQUIRED

Re:                             Johnson Controls Inc. Merger Election — JCI Benefit Plans

Dear Plan Participant:

Our records reflect that, as a participant in the Johnson Controls Savings and Investment (401k) Plan, the Trim Masters, Inc. Retirement Plan, the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees or the Johnson Controls Federal Systems Retirement Savings Plan (collectively and individually, the “Plan”), all or a portion of your individual account is invested in units of the JCI Common Stock Fund (the “Stock Fund”), which units represent an ownership interest in shares of common stock, par value $1.00 per share (“Shares”) of Johnson Controls, Inc. (“JCI”).  There is an important decision that you must make regarding the Shares that are attributable to your Plan account.  You must act no later than 4:00 p.m., Eastern Time, on Thursday, August 25, 2016, as further described below.

On January 24, 2016, JCI and Tyco International plc (“Tyco”) entered into a merger agreement (which was subsequently amended on July 1, 2016 and as may be amended from time to time, the “Merger Agreement”) pursuant to which JCI will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company (the “merger”).  Following the merger, Tyco intends to change its name to Johnson Controls International plc, and we refer to this company in this letter as the “combined company.”  In the merger, each Share will be converted into the right to receive either (i) one ordinary share of the combined company (the “share consideration”) OR (ii) $34.88 in cash, without interest (the “cash consideration”).  If you do not make an election with respect to a Share (or fail to properly make an election) (a “non-electing Share”), then such Share will be deemed to be a Share for which the share consideration has been elected.  Additional information regarding the merger can be found in the previously distributed definitive joint proxy statement/prospectus filed by JCI and Tyco with the Securities and Exchange Commission on July 6, 2016 (the “Joint Proxy Statement/Prospectus”).  This document can also be viewed at www.sec.gov and a physical copy can be obtained by contacting D.F. King & Co., Inc. at 1-800-814-9324.

As described in the remainder of this document, you may direct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, concerning which form(s) of merger consideration you wish to be elected for the Shares attributable to your Plan account.  You may direct Fidelity to elect to receive ordinary shares of the combined company or cash with respect to all or a portion of the Shares attributable to your account.  Elections for the share consideration and cash consideration will be subject to the proration procedures set forth in the Merger Agreement such that JCI shareholders will receive in the aggregate approximately $3.864 billion in cash and the remainder of their consideration in shares of the combined company.  Accordingly, depending on the elections made by other JCI shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request.

Enclosed is a trustee direction form (the “Direction Form”) that requires your immediate attention and will allow you to provide directions to Fidelity regarding which form(s) of merger consideration you wish to have allocated to your Plan account.  To understand the merger fully and for a complete description of the terms and conditions of the merger, you should carefully read in its entirety the previously distributed Joint Proxy Statement/Prospectus.

To direct Fidelity regarding which form(s) of merger consideration you wish to have allocated to your Plan account in exchange for Shares attributable to your account, you need to complete the enclosed Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope (or provide directions via the Internet) so that your directions are RECEIVED by 4:00 p.m., Eastern Time, on August 25, 2016.

In the event that the election deadline applicable Shares held outside of the Plan described in the Joint Proxy Statement/Prospectus (the “JCI shareholder merger consideration election deadline”) is extended, Fidelity will, if feasible, extend the Plan election deadline.  In such case, you may call Fidelity at 1-800-354-7129 to obtain updated information on the Plan election deadline.

THIS LETTER AND THE RELATED DIRECTION FORM ARE NOT INTENDED TO INDICATE WHETHER AND/OR WHEN THE CLOSING CONDITIONS SET FORTH IN THE MERGER AGREEMENT MAY BE SATISFIED OR TO CONFIRM ANY PARTICULAR CLOSING DATE FOR THE MERGER.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing Fidelity with regard to the election of the form(s) of merger consideration.

PARTICIPANT RIGHTS UNDER THE PLAN

The right to elect the form(s) of merger consideration for Shares extends to the Shares held by the Plan.  Only Fidelity, as trustee of the Plan, can elect the form(s) of merger consideration for Shares held by the Plan.  Nonetheless, as a participant in the Plan, you may direct Fidelity as to the form(s) of merger consideration to elect for the Shares attributable to your individual account, as further described below.

Unless otherwise required by applicable law, Fidelity will elect the form(s) of merger consideration for Shares attributable to participant accounts in accordance with participant directions, and Fidelity will not make any election for the Shares attributable to participant accounts for which it does not receive timely directions.  Please note that if you do not properly complete the enclosed Direction Form and return it to Fidelity’s tabulator in a timely manner, or do not provide timely directions via the Internet, unless otherwise required by law Fidelity will not make an election with respect to Shares attributable to your account and you will receive, for each Share attributable to your account, share consideration, the consideration that is allocated to non-electing Shares pursuant to the Merger Agreement.

Fidelity makes no recommendation with regard to the offered form(s) of merger consideration.  EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISION.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate Plan participant directions.  The tabulator will not make the results of your individual direction available to JCI or Tyco.

PROCEDURE FOR DIRECTING THE TRUSTEE

Enclosed is a Direction Form that should be completed and returned in the enclosed envelope.  You may also utilize the Internet to provide your directions.  Please note that the number of Shares attributable to your individual account as of July 20, 2016 is indicated on the form.  However, for purposes of the final tabulation of the merger consideration elections, Fidelity will apply your directions to the number of Shares attributable to your account as of Thursday, August 25, 2016.  In the event that the JCI shareholder merger consideration election deadline is extended, Fidelity, if feasible, will apply your direction to the number of Shares attributable to your account as of three business days prior to the new JCI shareholder merger consideration election deadline.

To properly complete the Direction Form with respect to the merger consideration election, you must elect the form(s) of consideration you want to receive for the Shares attributable to your account from three election choices.  The three merger consideration election options are as follows:

1.                                      Exchange all Shares attributable to your account for cash.  Check Box 1 to direct Fidelity to elect to exchange all Shares attributable to your account for the cash consideration, $34.88 in cash per Share, without interest at the completion of the merger, subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

2.                                      Exchange all Shares attributable to your account for ordinary shares of the combined company.  Check Box 2 to direct Fidelity to elect to exchange all Shares attributable to your account for the share consideration, one ordinary share of the combined company per Share, subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

3.                                      Exchange a portion of the Shares attributable to your account for shares of the combined company common stock and/or a portion for cash.  Check Box 3 and fill in the blank lines provided with the percentage(s) of Shares attributable to your account for which you direct Fidelity to: (i) elect to receive the share consideration and/or (ii) elect to receive the cash consideration, in each case subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.  If you make a direction for more than 100% between the two choices, your direction will be deemed invalid and you will be considered not to have directed Fidelity with respect to this merger consideration election (and all Shares attributable to your account will be considered non-electing Shares).  You may, however, choose to elect less than 100% between the two choices; in such event the percentage of the Shares attributable to your account for which you have not elected to receive either the share consideration or the cash consideration will be considered non-electing Shares.

The elections of merger consideration by JCI shareholders are subject to the terms, conditions and limitations set forth in the Merger Agreement.

After completing the Direction Form, date and sign the form in the space provided and return the form in the enclosed envelope. You may also utilize the Internet to provide your directions.

If you wish to use the Internet to provide your directions to Fidelity, please go to the website www.proxyvote.com/tender.  You will be asked to enter the 16-digit control number from your Direction Form into the box directly under “Enter Control Number” and click on the Submit button.  You will then be able to provide your direction to Fidelity on the following screen.  Fill in the blank Shares box with the percentage, if any, of the Shares attributable to your account you wish to elect to exchange for the share consideration and/or fill in the blank “Cash” box with the percentage, if any, of the Shares attributable to your account you wish to exchange for the cash consideration, and hit the Submit button.  You are not allowed to elect more than 100% between the two choices. If you do so, you will get an error message and be asked to make new elections.  You may, however, choose to elect less than 100% between the two choices; in such event the remaining percentage of the Shares attributable to your account for which you have not elected to receive either the share consideration or the cash consideration will be considered non-electing Shares.  The website will be available 24 hours per day through 4:00 p.m., Eastern Time, on Thursday, August 25, 2016.

Your merger consideration direction will be deemed irrevocable unless withdrawn by 4:00 p.m. Eastern Time, on Thursday, August 25, 2016.  In order to make an effective withdrawal of a prior direction, you must submit a new Direction Form, which may be obtained by calling Fidelity at 1-800-354-7129 from 8:00 a.m. through 8:00 p.m. (Eastern Time) Monday through Friday, or you must provide a new direction through the Internet.  Upon receipt of a new direction, your previous direction will be deemed cancelled.  Please note that the last timely, properly completed direction received by Fidelity’s tabulator from a participant or beneficiary will be followed.

After the Plan election deadline described above, the tabulator will complete the tabulation of all properly completed and timely delivered directions, and unless otherwise required by law, Fidelity, as trustee of the Plan, will request to exchange the appropriate number of Shares for shares of the combined company and the appropriate number of Shares for cash.  If you do not properly provide timely directions to Fidelity, unless otherwise required by law, Shares attributable to your account will be considered undirected, Fidelity will not include the Shares attributable to your account in the Plan election and such Shares will be deemed non-electing Shares, as described in the Joint Proxy Statement/Prospectus and in these directions.

INDIVIDUAL PARTICIPANTS AND BENEFICIARIES IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE MERGER CONSIDERATION DIRECTLY, WHETHER SUCH CONSIDERATION IS ORDINARY SHARES OF THE COMBINED COMPANY OR CASH.  ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ AND BENEFICIARIES’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

EFFECT OF THE MERGER CONSIDERATION ELECTION ON YOUR ACCOUNT

Unless the Plan election deadline is extended prior to such time, effective as of 4:00 p.m. Eastern Time on August 25, 2016, ALL transactions regarding the Stock Fund will be prohibited until all processing related to the merger has been completed, unless the Merger Agreement is terminated.  During this freeze on the Stock Fund, you will be unable to direct or diversify investments into or out of the Stock Fund and you will also be unable to obtain a loan or a distribution from the Plan if you have assets in the Stock Fund.

In the event that the JCI shareholder merger consideration election deadline is extended after such a freeze, if feasible the freeze on transactions involving the Stock Fund will be temporarily lifted until three business days prior to the new JCI shareholder merger consideration election deadline, as extended, at which time a new freeze on all transactions involving the Stock Fund will commence.  You can call Fidelity at 1-800-354-7129 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

In the event that the Merger Agreement is terminated, all Stock Fund freezes will be lifted as soon as feasible and you will again be able to execute transactions available for the Stock Fund.

MERGER PROCEEDS

Fidelity will invest all consideration received in the merger as soon as administratively possible after receipt of such consideration.  Cash received by the Plan as a result of the merger will be invested in the Fidelity Retirement Government Money Market Portfolio.  Ordinary shares of the combined company received by the Plan as a result of the merger will be invested in a new Johnson Controls International plc stock fund (additional information regarding the new stock fund will be provided separately).  You may call

Fidelity at 1-800-354-7129 (or access your account via the NetBenefits® website at www.netbenefits.com) after the reinvestment is complete to learn more about these and any additional effects of the merger on your account.

SHARES OUTSIDE THE PLAN

If you hold Shares outside the plan, you will receive, under separate cover, election and/or direction materials which can be used to elect, or direct the election of, the form(s) of merger consideration with regard to such Shares.  Those materials may not be used to direct Fidelity with respect to the Shares attributable to your individual account under the Plan.  The direction to elect the form(s) of merger consideration for the Shares attributable to your individual account under the Plan may only be made by means of the enclosed Direction Form in accordance with the procedures in this letter and the Direction Form.  Similarly, the enclosed Direction Form may not be used to elect the form(s) of merger consideration regarding non-Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct Fidelity to elect the form(s) of merger consideration for the Shares attributable to your individual account under the Plan, please contact Fidelity toll free at 1-800-354-7129.  If you require additional information concerning the terms and conditions of the merger, please contact D.F. King & Co., Inc., the Information Agent, toll free at 1-800-814-9324.

Sincerely,

Fidelity Management Trust Company

VOTE BY INTERNET - www.proxyvote.com/tender If you wish to use the Internet to provide your directions regarding participation in the Offer, please go to the website www.proxyvote.com/tender, enter the 16-digit control number from your Trustee Direction Form (located in the box below next to the arrow) and click on the Submit button. You will then be able to provide your direction regarding participation in the Offer on the following screen. BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 BY HAND OR OVERNIGHT DELIVERY Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 VOTE BY MAIL Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 E12791-TBD As of July 20, 2016, the number of JCI Shares attributable to your account in the Plan is shown to the right of your address. In connection with the Agreement and Plan of Merger entered into by Johnson Controls, Inc. ("JCI"), Tyco International plc ("Tyco") and certain other parties named therein (which was subsequently amended on July 1, 2016 and as may be amended from time to time, the "merger agreement") pursuant to which JCI will merge with and into an indirect wholly owned subsidiary of Tyco (the "merger," and the combined company after the merger, the "combined company"), I hereby instruct Fidelity to tender the JCI shares attributable to my account under the Plan as of August 25, 2016 (unless a later deadline is announced) and elect merger consideration for such shares as follows (check only one box and complete): PLEASE MAKE YOUR SELECTION ! Box 1 I direct Fidelity to elect to exchange all of the shares of common stock, par value $1.00, of JCI ("Shares") attributable to my account for the cash consideration of $34.88 per Share, subject to the proration and allocation provisions set forth in the merger agreement, as described in the Joint Proxy Statement/Prospectus dated July 6, 2016. ! Box 2 I direct Fidelity to elect to exchange all of the Shares attributable to my account for the share consideration of one (1) ordinary share of the combined company per Share, subject to the proration and allocation provisions set forth in the merger agreement, as described in the Joint Proxy Statement/Prospectus dated July 6, 2016. ! Box 3 I direct Fidelity to elect to exchange a percentage of the Shares attributable to my account for combined company ordinary shares and a percentage for cash ($34.88), in the following manner (please only use whole numbers below): % % SHARES CASH (If you elect more than 100% between the two choices your direction will be deemed invalid. If you choose to elect less than 100% between the two choices, the remaining percentage of the shares attributable to your account will be considered undirected.) Please sign exactly as your name appears hereon. Signature [PLEASE SIGN WITHIN BOX] Date

E12792-TBD TRUSTEE DIRECTION FORM JOHNSON CONTROLS INC. MERGER CONSIDERATION ELECTION BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY ALL ENCLOSED AND PREVIOUSLY DISTRIBUTED MATERIALS PLEASE NOTE THAT IF YOU DO NOT PROVIDE TO FIDELITY'S TABULATION AGENT A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM OR PROVIDE DIRECTIONS VIA THE INTERNET BY 4:00 P.M., EASTERN TIME ON AUGUST 25, 2016 (THE "PLAN ELECTION DEADLINE"), UNLESS THE PLAN ELECTION DEADLINE IS EXTENDED, FIDELITY WILL NOT MAKE AN ELECTION WITH RESPECT TO THE SHARES ATTRIBUTABLE TO YOUR PLAN ACCOUNT, UNLESS OTHERWISE REQUIRED BY LAW. Fidelity Management Trust Company ("Fidelity") makes no recommendation to any participant in the Johnson Controls Savings and Investment (401k) Plan, the Trim Masters, Inc. Retirement Plan, the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees or the Johnson Controls Federal Systems Retirement Savings Plan (collectively and individually, the "Plan") with regard to the offered forms of merger consideration. This Trustee Direction Form, if properly signed, completed and received by Fidelity's tabulation agent by the Plan election deadline, will supersede any previous Trustee Direction Form with respect to the shares attributable to your Plan account. If you wish to use the Internet to provide your directions to Fidelity, please go to website www.proxyvote.com/tender, enter the 16-digit control number from your Trustee Direction Form (located in the box above next to the arrow) and click on the Submit button. You will then be able to provide your direction to Fidelity on the following screen. PLEASE SIGN AND DATE ON THE REVERSE SIDE.

IMMEDIATE ATTENTION REQUIRED

Re:                             Johnson Controls Inc. Merger Election — Adient Benefit Plans

Dear Plan Participant:

Our records reflect that, as a participant in the Adient Savings and Investment 401(k) Plan, the Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan, the Bridgewater LLC Profit Sharing Plan, the Avanzar Interiors LLC Savings and Investment 401(k) Plan or the JCIM Savings and Investment 401(k)Plan (collectively and individually, the “Plan”), all or a portion of your individual account is invested in units of the JCI Common Stock Fund (the “Stock Fund”), which units represent an ownership interest in shares of common stock, par value $1.00 per share (“Shares”) of Johnson Controls, Inc. (“JCI”).  There is an important decision that you must make regarding the Shares that are attributable to your Plan account.  You must act no later than 4:00 p.m., Eastern Time, on Thursday, August 25, 2016, as further described below.

On January 24, 2016, JCI and Tyco International plc (“Tyco”) entered into a merger agreement (which was subsequently amended on July 1, 2016 and as may be amended from time to time, the “Merger Agreement”) pursuant to which JCI will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company (the “merger”).  Following the merger, Tyco intends to change its name to Johnson Controls International plc, and we refer to this company in this letter as the “combined company.”  In the merger, each Share will be converted into the right to receive either (i) one ordinary share of the combined company (the “share consideration”) OR (ii) $34.88 in cash, without interest (the “cash consideration”).  If you do not make an election with respect to a Share (or fail to properly make an election) (a “non-electing Share”), then such Share will be deemed to be a Share for which the share consideration has been elected.  Additional information regarding the merger can be found in the previously distributed definitive joint proxy statement/prospectus filed by JCI and Tyco with the Securities and Exchange Commission on July 6, 2016 (the “Joint Proxy Statement/Prospectus”).  This document can also be viewed at www.sec.gov and a physical copy can be obtained by contacting D.F. King & Co., Inc. at 1-800-814-9324.

As described in the remainder of this document, you may direct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, concerning which form(s) of merger consideration you wish to be elected for the Shares attributable to your Plan account.  You may direct Fidelity to elect to receive ordinary shares of the combined company or cash with respect to all or a portion of the Shares attributable to your account.  Elections for the share consideration and cash consideration will be subject to the proration procedures set forth in the Merger Agreement such that JCI shareholders will receive in the aggregate approximately $3.864 billion in cash and the remainder of their consideration in shares of the combined company.  Accordingly, depending on the elections made by other JCI shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request.

Enclosed is a trustee direction form (the “Direction Form”) that requires your immediate attention and will allow you to provide directions to Fidelity regarding which form(s) of merger consideration you wish to have allocated to your Plan account.  To understand the merger fully and for a complete description of the terms and conditions of the merger, you should carefully read in its entirety the previously distributed Joint Proxy Statement/Prospectus.

To direct Fidelity regarding which form(s) of merger consideration you wish to have allocated to your Plan account in exchange for Shares attributable to your account, you need to complete the enclosed Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope (or provide directions via the Internet) so that your directions are RECEIVED by 4:00 p.m., Eastern Time, on August 25, 2016.

In the event that the election deadline applicable Shares held outside of the Plan described in the Joint Proxy Statement/Prospectus (the “JCI shareholder merger consideration election deadline”) is extended, Fidelity will, if feasible, extend the Plan election deadline.  In such case, you may call Fidelity at 1-800-856-2363 to obtain updated information on the Plan election deadline.

THIS LETTER AND THE RELATED DIRECTION FORM ARE NOT INTENDED TO INDICATE WHETHER AND/OR WHEN THE CLOSING CONDITIONS SET FORTH IN THE MERGER AGREEMENT MAY BE SATISFIED OR TO CONFIRM ANY PARTICULAR CLOSING DATE FOR THE MERGER.

The remainder of this letter summarizes your rights under the Plan and the procedures for directing Fidelity with regard to the election of the form(s) of merger consideration.

PARTICIPANT RIGHTS UNDER THE PLAN

The right to elect the form(s) of merger consideration for Shares extends to the Shares held by the Plan.  Only Fidelity, as trustee of the Plan, can elect the form(s) of merger consideration for Shares held by the Plan.  Nonetheless, as a participant in the Plan, you may direct Fidelity as to the form(s) of merger consideration to elect for the Shares attributable to your individual account, as further described below.

Unless otherwise required by applicable law, Fidelity will elect the form(s) of merger consideration for Shares attributable to participant accounts in accordance with participant directions, and Fidelity will not make any election for the Shares attributable to participant accounts for which it does not receive timely directions.  Please note that if you do not properly complete the enclosed Direction Form and return it to Fidelity’s tabulator in a timely manner, or do not provide timely directions via the Internet, unless otherwise required by law Fidelity will not make an election with respect to Shares attributable to your account and you will receive, for each Share attributable to your account, share consideration, the consideration that is allocated to non-electing Shares pursuant to the Merger Agreement.

Fidelity makes no recommendation with regard to the offered form(s) of merger consideration.  EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISION.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate Plan participant directions.  The tabulator will not make the results of your individual direction available to JCI, Adient or Tyco.

PROCEDURE FOR DIRECTING THE TRUSTEE

Enclosed is a Direction Form that should be completed and returned in the enclosed envelope.  You may also utilize the Internet to provide your directions.  Please note that the number of Shares attributable to your individual account as of July 20, 2016 is indicated on the form.  However, for purposes of the final tabulation of the merger consideration elections, Fidelity will apply your directions to the number of Shares attributable to your account as of Thursday, August 25, 2016.  In the event that the JCI shareholder merger consideration election deadline is extended, Fidelity, if feasible, will apply your direction to the number of Shares attributable to your account as of three business days prior to the new JCI shareholder merger consideration election deadline.

To properly complete the Direction Form with respect to the merger consideration election, you must elect the form(s) of consideration you want to receive for the Shares attributable to your account from three election choices.  The three merger consideration election options are as follows:

1.                                      Exchange all Shares attributable to your account for cash.  Check Box 1 to direct Fidelity to elect to exchange all Shares attributable to your account for the cash consideration, $34.88 in cash per Share, without interest at the completion of the merger, subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

2.                                      Exchange all Shares attributable to your account for ordinary shares of the combined company.  Check Box 2 to direct Fidelity to elect to exchange all Shares attributable to your account for the share consideration, one ordinary share of the combined company per Share, subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

3.                                      Exchange a portion of the Shares attributable to your account for shares of the combined company common stock and/or a portion for cash.  Check Box 3 and fill in the blank lines provided with the percentage(s) of Shares attributable to your account for which you direct Fidelity to: (i) elect to receive the share consideration and/or (ii) elect to receive the cash consideration, in each case subject to the proration and allocation provisions set forth in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.  If you make a direction for more than 100% between the two choices, your direction will be deemed invalid and you will be considered not to have directed Fidelity with respect to this merger consideration election (and all Shares attributable to your account will be considered non-electing Shares).  You may, however, choose to elect less than 100% between the two choices; in such event the percentage of the Shares attributable to your account for which you have not elected to receive either the share consideration or the cash consideration will be considered non-electing Shares.

The elections of merger consideration by JCI shareholders are subject to the terms, conditions and limitations set forth in the Merger Agreement.

After completing the Direction Form, date and sign the form in the space provided and return the form in the enclosed envelope. You may also utilize the Internet to provide your directions.

If you wish to use the Internet to provide your directions to Fidelity, please go to the website www.proxyvote.com/tender.  You will be asked to enter the 16-digit control number from your Direction Form into the box directly under “Enter Control Number” and click on the Submit button.  You will then be able to provide your direction to Fidelity on the following screen.  Fill in the blank Shares box with the percentage, if any, of the Shares attributable to your account you wish to elect to exchange for the share consideration and/or fill in the blank “Cash” box with the percentage, if any, of the Shares attributable to your account you wish to exchange for the cash consideration, and hit the Submit button.  You are not allowed to elect more than 100% between the two choices. If you do so, you will get an error message and be asked to make new elections.  You may, however, choose to elect less than 100% between the two choices; in such event the remaining percentage of the Shares attributable to your account for which you have not elected to receive either the share consideration or the cash consideration will be considered non-electing Shares.  The website will be available 24 hours per day through 4:00 p.m., Eastern Time, on Thursday, August 25, 2016.

Your merger consideration direction will be deemed irrevocable unless withdrawn by 4:00 p.m. Eastern Time, on Thursday, August 25, 2016.  In order to make an effective withdrawal of a prior direction, you must submit a new Direction Form, which may be obtained by calling Fidelity at 1-800-856-2363 from 8:00 a.m. through 8:00 p.m. (Eastern Time) Monday through Friday, or you must provide a new direction through the Internet.  Upon receipt of a new direction, your previous direction will be deemed cancelled.

Please note that the last timely, properly completed direction received by Fidelity’s tabulator from a participant or beneficiary will be followed.

After the Plan election deadline described above, the tabulator will complete the tabulation of all properly completed and timely delivered directions, and unless otherwise required by law, Fidelity, as trustee of the Plan, will request to exchange the appropriate number of Shares for shares of the combined company and the appropriate number of Shares for cash.  If you do not properly provide timely directions to Fidelity, unless otherwise required by law, Shares attributable to your account will be considered undirected, Fidelity will not include the Shares attributable to your account in the Plan election and such Shares will be deemed non-electing Shares, as described in the Joint Proxy Statement/Prospectus and in these directions.

INDIVIDUAL PARTICIPANTS AND BENEFICIARIES IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE MERGER CONSIDERATION DIRECTLY, WHETHER SUCH CONSIDERATION IS ORDINARY SHARES OF THE COMBINED COMPANY OR CASH.  ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ AND BENEFICIARIES’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

EFFECT OF THE MERGER CONSIDERATION ELECTION ON YOUR ACCOUNT

Unless the Plan election deadline is extended prior to such time, effective as of 4:00 p.m. Eastern Time on August 25, 2016, ALL transactions regarding the Stock Fund will be prohibited until all processing related to the merger has been completed, unless the Merger Agreement is terminated.  During this freeze on the Stock Fund, you will be unable to direct or diversify investments into or out of the Stock Fund and you will also be unable to obtain a loan or a distribution from the Plan if you have assets in the Stock Fund.

In the event that the JCI shareholder merger consideration election deadline is extended after such a freeze, if feasible the freeze on transactions involving the Stock Fund will be temporarily lifted until three business days prior to the new JCI shareholder merger consideration election deadline, as extended, at which time a new freeze on all transactions involving the Stock Fund will commence.  You can call Fidelity at 1-800-856-2363 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

In the event that the Merger Agreement is terminated, all Stock Fund freezes will be lifted as soon as feasible and you will again be able to execute transactions available for the Stock Fund.

MERGER PROCEEDS

Fidelity will invest all consideration received in the merger as soon as administratively possible after receipt of such consideration.  Cash received by the Plan as a result of the merger will be invested in the Fidelity Retirement Government Money Market Portfolio.  Ordinary shares of the combined company received by the Plan as a result of the merger will be invested in a new Johnson Controls International plc stock fund (additional information regarding the new stock fund will be provided separately).  You may call Fidelity at 1-800-856-2363 (or access your account via the NetBenefits® website at www.netbenefits.com) after the reinvestment is complete to learn more about these and any additional effects of the merger on your account.

SHARES OUTSIDE THE PLAN

If you hold Shares outside the plan, you will receive, under separate cover, election and/or direction materials which can be used to elect, or direct the election of, the form(s) of merger consideration with regard to such Shares.  Those materials may not be used to direct Fidelity with respect to the Shares attributable to your individual account under the Plan.  The direction to elect the form(s) of merger consideration for the Shares attributable to your individual account under the Plan may only be made by means of the enclosed Direction Form in accordance with the procedures in this letter and the Direction Form.  Similarly, the enclosed Direction Form may not be used to elect the form(s) of merger consideration regarding non-Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct Fidelity to elect the form(s) of merger consideration for the Shares attributable to your individual account under the Plan, please contact Fidelity toll free at 1-800-856-2363.  If you require additional information concerning the terms and conditions of the merger, please contact D.F. King & Co., Inc., the Information Agent, toll free at 1-800-814-9324.

Sincerely,

Fidelity Management Trust Company

VOTE BY INTERNET - www.proxyvote.com/tender If you wish to use the Internet to provide your directions regarding participation in the Offer, please go to the website www.proxyvote.com/tender, enter the 16-digit control number from your Trustee Direction Form (located in the box below next to the arrow) and click on the Submit button. You will then be able to provide your direction regarding participation in the Offer on the following screen. BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 BY HAND OR OVERNIGHT DELIVERY Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 VOTE BY MAIL Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 E12834-TBD As of July 20, 2016, the number of JCI Shares attributable to your account in the Plan is shown to the right of your address. In connection with the Agreement and Plan of Merger entered into by Johnson Controls, Inc. ("JCI"), Tyco International plc ("Tyco") and certain other parties named therein (which was subsequently amended on July 1, 2016 and as may be amended from time to time, the "merger agreement") pursuant to which JCI will merge with and into an indirect wholly owned subsidiary of Tyco (the "merger," and the combined company after the merger, the "combined company"), I hereby instruct Fidelity to tender the JCI shares attributable to my account under the Plan as of August 25, 2016 (unless a later deadline is announced) and elect merger consideration for such shares as follows (check only one box and complete): PLEASE MAKE YOUR SELECTION ! Box 1 I direct Fidelity to elect to exchange all of the shares of common stock, par value $1.00, of JCI ("Shares") attributable to my account for the cash consideration of $34.88 per Share, subject to the proration and allocation provisions set forth in the merger agreement, as described in the Joint Proxy Statement/Prospectus dated July 6, 2016. ! Box 2 I direct Fidelity to elect to exchange all of the Shares attributable to my account for the share consideration of one (1) ordinary share of the combined company per Share, subject to the proration and allocation provisions set forth in the merger agreement, as described in the Joint Proxy Statement/Prospectus dated July 6, 2016. ! Box 3 I direct Fidelity to elect to exchange a percentage of the Shares attributable to my account for combined company ordinary shares and a percentage for cash ($34.88), in the following manner (please only use whole numbers below): % % SHARES CASH (If you elect more than 100% between the two choices your direction will be deemed invalid. If you choose to elect less than 100% between the two choices, the remaining percentage of the shares attributable to your account will be considered undirected.) Please sign exactly as your name appears hereon. Signature [PLEASE SIGN WITHIN BOX] Date

E12835-TBD TRUSTEE DIRECTION FORM JOHNSON CONTROLS INC. MERGER CONSIDERATION ELECTION BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY ALL ENCLOSED AND PREVIOUSLY DISTRIBUTED MATERIALS PLEASE NOTE THAT IF YOU DO NOT PROVIDE TO FIDELITY'S TABULATION AGENT A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM OR PROVIDE DIRECTIONS VIA THE INTERNET BY 4:00 P.M., EASTERN TIME ON AUGUST 25, 2016 (THE "PLAN ELECTION DEADLINE"), UNLESS THE PLAN ELECTION DEADLINE IS EXTENDED, FIDELITY WILL NOT MAKE AN ELECTION WITH RESPECT TO THE SHARES ATTRIBUTABLE TO YOUR PLAN ACCOUNT, UNLESS OTHERWISE REQUIRED BY LAW. Fidelity Management Trust Company ("Fidelity") makes no recommendation to any participant in the Adient Savings and Investment 401(k) Plan, Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan, Bridgewater LLC Profit Sharing Plan, Avanzar Interiors LLC Savings and Investment 401(k) Plan, JCIM Savings and Investment 401(k) Plan (collectively and individually, the "Plan") with regard to the offered forms of merger consideration. This Trustee Direction Form, if properly signed, completed and received by Fidelity's tabulation agent by the Plan election deadline, will supersede any previous Trustee Direction Form with respect to the shares attributable to your Plan account. If you wish to use the Internet to provide your directions to Fidelity, please go to website www.proxyvote.com/tender, enter the 16-digit control number from your Trustee Direction Form (located in the box above next to the arrow) and click on the Submit button. You will then be able to provide your direction to Fidelity on the following screen. PLEASE SIGN AND DATE ON THE REVERSE SIDE.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and are able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ Quarterly Reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.